Exhibit 8.2

June 12, 2013

Board of Directors

Home Savings Bank

2 South Carroll Street

Madison, WI 53703

RE: Wisconsin Franchise and Income Tax Opinion Relating to the Conversion of Home Savings Bank from a Wisconsin Chartered Mutual Savings Bank into a Wisconsin Chartered Stock Savings Bank

Dear Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Wisconsin franchise and income tax consequences of the proposed conversion (the “Conversion”) of Home Savings Bank (the “Bank”) from a Wisconsin chartered mutual savings bank to a Wisconsin chartered stock savings bank (“Stock Bank”).

For purposes of this opinion we have reviewed the applicable Wisconsin authority. We have not examined any documents related to the proposed transaction. In issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman Pomerenk & Schick, A Professional Corporation. Our opinion assumes that that the transaction constitutes a reorganization within the meaning of Internal Revenue Code Section 368(a)(1)(F).

Facts

The Bank is a Wisconsin chartered mutual savings bank that is in the process of converting to a Wisconsin chartered stock savings bank. In connection with, and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (“Liquidation Account”) established at the Stock Bank.

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a savings bank holding company and to hold all of the stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Board of Directors

Home Savings Bank

June 12, 2013

Following regulatory approval, the Plan provides for the offer and sale of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (i) Eligible Account Holders of the Bank, (ii) the Bank’s tax-qualified employee stock benefit plans, including the newly formed employee stock ownership plan and the Bank’s 401(k) plan, (iii) Supplemental Eligible Account Holders of the Bank, and (iv) Other Members of the Bank, all as described in the Plan. All shares must be sold, and to the extent the stock is available, no subscriber will be allowed to purchase fewer than 25 shares of Common Stock. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering with a preference given to residents of Dane County, Wisconsin (“Community Offering”) for the sale of shares not purchased under the preference categories, and a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by Keller & Company, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of the Common Stock.

Discussion of Relevant Wisconsin Income Tax Issues

Wis. Stat. Section 71.26(2)(a) defines “net income” of a corporation as gross income as computed under the “Internal Revenue Code” as modified by 71.26(3). Net income is further modified for addbacks of credits and related subtraction items which based on the facts provided are not relevant to our analysis.

For tax years beginning after December 31, 2010, pursuant to Wis. Stat. Section 71.22(4)(un), “Internal Revenue Code” is defined as the federal Internal Revenue Code as amended to December 31, 2010 with exceptions specifically enumerated in the statute. Changes to the federal internal revenue code after December 31, 2010 do not apply unless specifically adopted within Wis. Stat. Section 71.22(4)(un).

Opinion

Wisconsin does not modify or exclude the provisions of Internal Revenue Code Section 368(a)(1)(F). Therefore, provided the transaction constitutes a reorganization within the meaning of Code Section 368(a)(1)(F), Wisconsin will conform to the federal income tax treatment of the transaction.

Board of Directors

Home Savings Bank

June 12, 2013

Scope of Opinion

The scope of this opinion is expressly limited to the Wisconsin income tax consequences of the proposed transaction in connection with the representations and assumptions stated above. This advice is given only for your consideration and may not be relied on by any other party and may not be quoted in any other document or publication without our express permission.

Our opinion, as stated above, is based upon the analysis of the Wisconsin income tax statutes and administrative code, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Wisconsin Department of Revenue upon audit will agree with the above analysis.

If you have any questions regarding this letter please contact Melaine Brandt at 608.274.1980.

Sincerely,

Wipfli, LLP